Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 of Kindred Healthcare, Inc. of our report dated March 12, 2014, except for the effects of the restatement and revision discussed in Note 2 to the consolidated financial statements and the matter described in the second paragraph of Management’s Report on Internal Control over Financial Reporting as to which the date is November 14, 2014, relating to the consolidated financial statements, financial statement schedule and the effectiveness of internal control over financial reporting, which appears in Gentiva Health Services, Inc.’s Annual Report on Form 10-K/A for the year ended December 31, 2013. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/PricewaterhouseCoopers LLP

Atlanta, GA

November 14, 2014